UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

DONEGAL GROUP INC.
(Name of Issuer)
Class A Common Stock
Class B Common Stock
(Title of Class of Securities)
Class A: 257701201
Class B: 257701300
(CUSIP Number)
Gregory M. Shepard
7028 Portmarnock Place
Bradenton, FL 34202
(309) 310-1331
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 7, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	257701201 257701300

1	NAMES OF REPORTING PERSONS Gregory M. Shepard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		Class A 3,602,900; Class B 397,100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Class A 3,602,900; Class B 397,100

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A 3,602,900; Class B 397,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A 18.04% ; Class B 7.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.
The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the “Initial 13D”) by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 3 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:
The Filing Person owns 3,602,900 Class A Shares and 397,100 Class B Shares purchased for $51,924,532 and $6,639,668, respectively (including commissions). The source of funding for the purchase of these Shares was personal funds.
ITEM 4 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:
On November 7, 2011, the Filing Person submitted the following proposal to be presented and voted upon at the Issuer’s 2012 Annual Meeting of Shareholders:
Resolved, that the shareholders of Donegal Group Inc. (“DGI”) hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company (“DMIC”) to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.
A copy of the proposal and supporting statement are attached hereto as Exhibit 7.8.

The Filing Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Class A and Class B Shares, the Issuer’s response to the actions suggested by the Filing Person, actions taken by management and the Board of Directors of the Issuer, other investment opportunities available to the Filing Person and capital availability and applicable regulatory and legal constraints, conditions in the securities and capital markets, and general economic and industry conditions, the Filing Person may, from time to time and at any time, in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, but not limited to: communicating with management, the Board, other stockholders, industry participants and other interested or relevant parties (including financing sources and financial advisors) about the Issuer or proposing a potential or other transaction involving the Issuer and about various other matters, including the operations, business, strategic plans, assets and capital structure of the Issuer or one or more of the other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D; requesting or proposing one or more nominees to the Board of Directors of the Issuer; purchasing additional securities of the Issuer in the open market or otherwise; entering into financial instruments or other agreements that increase or decrease the Filing Person’s economic exposure with respect to his investment in the Issuer; and/or engaging in any hedging or similar transactions with respect to such holdings. The Filing Person reserves the right to change his current plans and intentions with respect to any and all matters referred to in Item 4 of Schedule 13D based on any of the foregoing factors or otherwise or to sell or distribute some or all of his respective holdings in the Issuer, at any time and from time to time, in the open market, in private transactions or otherwise.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
ITEMS 5 (a) AND 5 (b) OF THE INITIAL 13D ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY AS FOLLOWS:
a)
As of the close of business on November 7, 2011, the Filing Person may be deemed to beneficially own, in the aggregate, 3,602,900 Class A Shares and 397,100 Class B Shares, representing approximately 18.04% and 7.12%, respectively, of the Issuer’s outstanding Class A Shares and Class B Shares (based upon the 19,975,609 Class A Shares and 5,576,775 Class B Shares stated to be outstanding as of October 31, 2011 by the Issuer in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2011).

b)
The Filing Person has sole voting power and sole dispositive power with respect to 3,602,900 Class A Shares and 397,100 Class B Shares. The Filing Person has voting power in the aggregate equal to approximately 9.99%.

ITEM 5 (c) OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:
c)
The following table sets forth all purchases with respect to Class A Shares and Class B Shares effected during the past sixty (60) days by the Filing Person. All such transactions were effected in the open market, and the table includes commissions paid.

Purchase
	Price	# of Class A
	Per	Shares	Amount
Date	Share	Purchased	Paid
11/07/11	13.18	400	5,277.00

Sale
	Price	# of Class B
	Per	Shares	Amount
Date	Share	Sold	Received
11/07/11	16.00	360	5,756.20

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
7.8	Proposal and Supporting Statement
SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: November 9, 2011

/s/ Gregory M. Shepard Gregory M. Shepard

Exhibit Index
7.8	Proposal and Supporting Statement